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                                                                   EXHIBIT 99.13

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

SMARTLOGIK GROUP PLC

2)   Name of shareholder having a major interest

DANIEL MAURICE WAGNER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

INDIVIDUAL IN 2 AND SPOUSE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

17,434,780 ORDINARY SHARES OF ONE PENCE IN THE FOLLOWING ACCOUNTS:

DANIEL WAGNER - 15,600,720
DANIEL WAGNER AND YAFFA WAGNER - 1,334,060
DANIEL WAGNER (MAID TRUST) - 100,000
SUSAN WAGNER - 400,000

5)   Number of shares/amount of stock acquired

14,722,000 ORDINARY SHARES OF ONE PENCE

6)   Percentage of issued class

3.15%

7)   Number of shares/amount of stock disposed

N/A

8)   Percentage of issued class

N/A

9)   Class of security

ORDINARY SHARES OF ONE PENCE

10)  Date of transaction

9 AND 10 JULY 2001

11)  Date company informed

11 JULY 2001
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12)  Total holding following this notification

32,156,780 ORDINARY SHARES OF ONE PENCE IN THE FOLLOWING ACCOUNTS:

DANIEL WAGNER - 30,002,720
DANIEL WAGNER AND YAFFA WAGNER - 1,334,060
DANIEL WAGNER (MAID TRUST) - 100,000
SUSAN WAGNER - 720,000

13)  Total percentage holding of issued class following this notification

6.88%

14)  Any additional information

4,402,000 ORDINARY SHARES OF ONE PENCE WERE ISSUED TO MR WAGNER IN LIEU OF A CONTRACTUAL PAYMENT DUE ON CESSATION OF HIS DIRECTORSHIP OF THE COMPANY

MR WAGNER APPLIED FOR AND WAS ALLOTTED 10,320,020 OPEN OFFER ORDINARY SHARES

15)  Name of contact and telephone number for queries

CAROLINE WEBB - 020 7925 7676

16) Name and signature of authorised company official responsible for making this notification

CAROLINE WEBB

Date of notification  11 JULY 2001